Filed by Klamath First Bancorp, Inc.
                     Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                  Subject Company: Klamath First Bancorp, Inc.
                                                  Commission File No. 0-26556

On July 15, 2003, Sterling Financial Corporation and Klamath First Bancorp, Inc. issued the following joint press release:



For Release July 15, 2003 4:30 a.m. PDT
                                                  Contact: Heidi Stanley
                                                  EVP Corporate Administration
                                                  509-358-6160


                         STERLING FINANCIAL CORPORATION
                             OF SPOKANE, WASHINGTON,
                    ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE
                          KLAMATH FIRST BANCORP, INC.

Spokane, Washington and Klamath Falls, Oregon July 15, 2003 Sterling Financial Corporation (NASDAQ: STSA) and Klamath First Bancorp, Inc. (NASDAQ: KFBI) announced today that they have signed a definitive agreement for the merger of Klamath First Bancorp, Inc. with and into Sterling Financial Corporation.

The transaction, which is valued at approximately $147 million, is expected to close in the first quarter of 2004, pending shareholder and regulatory approval, and to be accretive to Sterling's earnings per share in 2004.

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, each share of Klamath common stock will be converted into 0.77 shares of Sterling common stock subject to certain conditions. Based upon the closing price for Sterling on July 14 of $26.55 per share, the consideration is equivalent to $20.44 per share of Klamath common stock. The parties have agreed to pay termination fees in the event the merger agreement is terminated under certain conditions. The exchange of shares is expected to be tax-free to the Klamath shareholders.

Based upon balance sheet data as of March 31, 2003, the combined company will have approximately $5.3 billion in total assets, deposits of approximately $3.4 billion, and shareholders' equity of approximately $388 million. Based on yesterday's closing price, the combined company will have a market capitalization of approximately $535 million.

Sterling's Chairman and Chief Executive Officer, Harold B. Gilkey, commented, "We are very pleased to welcome the employees, customers and investors of Klamath into the Sterling family. This merger is consistent with our previously stated growth plans to become the leading community bank in the region."

With the increase to approximately 143 branches serving Oregon, Washington, Idaho, and Montana, Sterling strengthens its position as a leading regional community bank and gives it the ability to extend its "Hometown Helpful" philosophy throughout communities in the region.

"The merger with Klamath is a perfect fit for Sterling," said Mr. Gilkey. "In addition to the financial aspects, Sterling and Klamath match up very well culturally. As a leading regional community bank we'll be able to build a bank for all of Oregon, a bank that offers the same products and services of a large bank while retaining the feel of a hometown bank."

Mr. Gilkey expressed confidence that Klamath would be smoothly integrated into Sterling. "Our two institutions have complementary financial, organizational and philosophical aspects. Sterling has averaged one acquisition per year since 1998 and has successfully integrated every merged institution into Sterling. From our acquisition of 33 bank branches and related operations to the recent addition of five Empire branches in Montana, our back office is well-prepared for this merger," said Mr. Gilkey. "When two community banks join forces, the transition tends to be smooth since both institutions are used to operating with the focus on understanding the individual communities in which they do business."
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According to Kermit K. Houser, President and CEO of Klamath, "This combination of companies is positive in every way. It accelerates our mutual desire to provide extensive coverage in the Northwest, as our existing geographic footprints are a perfect fit. Klamath's strong deposit base supports
Sterling's strong loan growth and the combined banking products and offices add additional business options and customer convenience. The larger organization also provides numerous opportunities for Klamath First employees and our shareholders are receiving a premium over our stock price today and will have an opportunity for future growth with the larger company."

Rodney Murray, Chairman of Klamath First Bancorp, Inc. commented, "We are very pleased to be joining Sterling Financial Corporation. Becoming a part of a leading regional community bank will give Klamath the opportunity to accelerate our business plan and better serve the customers and communities we have served for nearly 70 years. I am very pleased that our customers will continue to receive the personalized service from our customer service staff, but at the same time will have access to a much wider array of products and services. In addition, Sterling's community-banking culture, local decision-making, strong commitment to employees and involvement in local communities carries on the traditions that Klamath has taken such pride in for so many years. "

According to Gilkey, "Sterling will continue local decision-making in Oregon. This will allow us to continue to deliver on our promise to customers of prompt, professional responses to their banking needs and our history of community involvement in these Oregon communities. Sterling intends to form an Oregon-area advisory board comprised of current Klamath board members to facilitate Sterling's further expansion in Oregon. In addition, Sterling will be adding one board position at the holding company and two seats on the Sterling Savings Bank board. Klamath board members will be asked to fill these positions."

Commenting further, Mr. Gilkey, stated, "This transaction is a win-win for the shareholders of both companies. The access to capital and other resources gives Sterling the opportunity to continue its regional growth. Additionally, the transaction reflects Sterling's long-term strategy of concentrating on its core businesses, including our ability to diversify loan portfolio opportunities across the region. Sterling welcomes and looks forward to a long-term opportunity for achievements and success with this acquisition."

Sterling and Klamath will host a conference call for investors, analysts and other interested parties on July 15, 2003 at 4:30 p.m. ET.

Participants will include:

     .    Harold B. Gilkey, Chairman and CEO of Sterling
     .    Kermit K. Houser, President and CEO of Klamath
     .    Heidi B. Stanley, EVP Corporate Administration of Sterling
     .    Daniel G. Byrne, SVP and CFO of Sterling

Investors, analysts and other interested parties may access the teleconference at 630-395-0041 and use the password "STERLING." A replay will be available from approximately 7:00 p.m ET on July 15, 2003 until August 15, 2003 at 8:00 p.m. ET. The replay number is 402-998-0787. In addition, Sterling has prepared an Investor Presentation to accompany the audio call. The presentation is available via the Internet at www.sterlingsavingsbank.com. The Investor Relations site contains the investor presentation, as well as the link to the audio webcast for the Friday morning conference call.

Klamath is being advised in this transaction by D.A. Davidson & Co. Sterling is being advised by Sandler O'Neill & Partners, L.P.

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ABOUT STERLING
--------------

Sterling Financial Corporation of Spokane, Washington, is a unitary savings and loan holding company, which owns Sterling Savings Bank. Sterling Savings Bank is a Washington State-chartered, federally insured stock savings association, which opened in April 1983. Sterling Savings Bank, based in Spokane, Washington, has branches throughout Washington, Idaho, Oregon and western Montana. Through Sterling's wholly owned subsidiaries Action Mortgage Company and INTERVEST-Mortgage Investment Company, it operates loan production offices inWashington, Oregon, Idaho and western Montana. Sterling's subsidiary Harbor Financial Services provides non-bank investments, including mutual funds, variable annuities, and tax-deferred annuities, through regional representatives throughout Sterling Savings' branch network.

ABOUT KLAMATH
-------------

Klamath First Bancorp Inc. is the holding company for Klamath First Federal Savings and Loan Association (Klamath First Federal), organized in 1934. Klamath First Federal is a progressive, community-oriented financial institution that focuses on serving customers within its primary market area. Accordingly, Klamath First Federal is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate permanent residential one- to four-family real estate loans within its market area, as well as commercial real estate and multi-family residential loans, loans to consumers and loans for commercial purposes. Upon the acquisition of 13 branches from Washington Mutual in September 2001, Klamath First Federal had a presence in 26 of Oregon's 36 counties and had two in-store branches in the State of Washington.

ADDITIONAL INFORMATION
----------------------

The proposed transaction will be submitted to both Sterling and Klamath's shareholders for their consideration. Sterling and Klamath will file a registration statement, a joint Proxy Statement/ Prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders of both companies are urged to read the Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents, because they will contain important information. Shareholders may obtain a free copy of the Proxy Statement/Prospectus and other documents containing information about Sterling and Klamath when they become available on the SEC's Internet site at (http://www.sec.gov).

FORWARD-LOOKING STATEMENTS
--------------------------

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sterling Financial Corporation ("Sterling") and Klamath First Bancorp, Inc. ("Klamath"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Sterling's and Klamath's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Sterling and Klamath and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

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The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sterling and Klamath may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;
(4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Klamath or Sterling may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted;
(7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sterling's and Klamath's markets could adversely affect operations; and (10) an economic slowdown could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sterling's and Klamath's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).


Media Contact:

              Sterling Financial Corporation   Klamath First Bancorp, Inc.
              Heidi B. Stanley                 Kermit K. Houser
              EVP, Corporate Administration    President and CEO
              509-358-6160                     541-882-3444

Investor Contacts:

              Sterling Financial Corporation   Klamath First Bancorp, Inc.
              Heidi B. Stanley                 Kermit K. Houser

or            Daniel G. Byrne
              SVP, Chief Financial Officer
              509-458-3711

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